Mail Stop 4561

      March 3, 2006

VIA U.S. MAIL AND FAX (011 86451 8233 5794)

Mr. Chunqing Wang
China Education Alliance, Inc.
80 Heng Shan Rd.
Kun Lun Shopping Mall
Harbin, P.R. China 150090

      Re:	China Education Alliance, Inc.
      Item 4.01 Form 8-K
      Filed February 28, 2006
      File No. 333-101167

Dear Mr. Wang:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed February 28, 2006

1. We note that on January 18, 2006 you appointed e-Fang
Accountancy
Corp. as your new independent accountants. Please have your new independent accountants explain to us in sufficient detail how they plan on performing the audit of the international operations of your company. In addition, have them tell us whether a foreign audit firm will be assisting in the audit and, if so, whether such foreign firm is credentialed with the SEC or registered with the PCAOB, if required. Lastly, if a foreign audit firm will be assisting in the audit, tell us if e-Fang Accountancy Corp. will qualify as the principal accountant.

2. We note you disclosure that there were no disagreements with your former auditors except "some minor accounting issues that have already been resolved." Please provide us with a detailed description of these accounting issues and how they were resolved.

3. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. Please amend your Form 8-K to include this statement.

4. Please amend your Form 8-K to include the required letter from your former auditor, indicating whether or not they agree with your disclosures in the Form 8-K.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Any questions regarding the above should be directed to me at
(202) 551-3466.



								Sincerely,



								Matthew Maulbeck
								Staff Accountant

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China Education Alliance, Inc.
March 3, 2006



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